Exhibit (a)(5)(A)

LookSmart, Ltd.

625 Second Street

San Francisco, CA 94107

Telephone: (415) 348-7000

Edward West

Interim Chief Executive Officer and President

January 15, 2008

To Our Stockholders:

As described in the enclosed materials, LookSmart, Ltd. (“LookSmart”) is offering to purchase up to 4,825,000 shares of its common stock (including the associated preferred share purchase rights), or such lesser number of shares as are properly tendered.

The price paid by LookSmart will not be greater than $4.15 nor less than $3.40 per share, net to the seller in cash, without interest. LookSmart is conducting the offer through a procedure commonly referred to as a modified “Dutch auction” tender offer. This procedure allows you to select the price within (and including) the $3.40 to $4.15 per share price range at which you are willing to sell your shares to LookSmart. Alternatively, this procedure allows you to sell all or a portion of your shares to LookSmart at the purchase price to be determined by LookSmart in accordance with the terms of the tender offer. Choosing the latter alternative could result in your receipt of a price per share as low as $3.40. All shares that LookSmart purchases under the tender offer will be purchased at the same price. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

Based upon the number of shares tendered and the prices specified by the tendering stockholders, LookSmart will determine the lowest single price (the “Purchase Price”) within (and including) the $3.40 to $4.15 per share price range that will allow it to buy 4,825,000 shares, or such fewer number of shares as are properly tendered. LookSmart will pay tendering stockholders the Purchase Price in cash, for all of the shares that are properly tendered at or below the Purchase Price, subject to possible proration and the provisions relating to the tender of odd lots and conditional tenders described in the enclosed offer to purchase. Any stockholder whose shares are properly tendered directly to Mellon Investor Services LLC, the depositary in the tender offer, and thereafter purchased by LookSmart pursuant to the tender offer, will receive the net aggregate Purchase Price in cash, without interest, as promptly as practicable after the expiration of the tender offer, thus avoiding the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs apply. Stockholders that own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts. Stockholders who have owned shares since prior to our 1-for-5 reverse stock split in 2005, and who did not exchange their stock certificates at that time, and who wish to participate in this offer, should be aware that additional time will be required for their tenders to be processed. Tendered shares that LookSmart does not purchase will be returned to the tendering stockholder as promptly as practicable.

If you do not wish to participate in the tender offer, you do not need to take any action.

We explain the terms and conditions of the tender offer in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. If you want to tender your shares, we explain the necessary steps in detail in the enclosed materials.

The Board of Directors of LookSmart has approved the tender offer. However, none of LookSmart, its Board of Directors, the dealer manager or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you wish to tender your shares. LookSmart’s directors and executive officers have advised LookSmart that they do not intend to tender any shares in the tender offer.

The tender offer will expire at 5:00 p.m., New York City time, on February 13, 2008, unless LookSmart extends the tender offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact MacKenzie Partners Inc., the information agent for the tender offer, at (800) 322-2885 or (212) 929-5500.

Sincerely,

Edward West

Interim Chief Executive Officer and President